UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           Commission File No. 1-4748


 (Check One):
 |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q    |_| Form N-SAR

                       For Period Ended:    June 30, 2003
                                            --------------

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR


                        For the Transition Period Ended
                                                         -----------------------

--------------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART 1 - REGISTRANT INFORMATION

Kerzner International North America, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant:


Sun International North America, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable


1000 South Pine Island Road
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)



Plantation, Florida 33324
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           |X|     (a)    The reasons described in reasonable detail in Part III
                          of this form could not be eliminated without
                          unreasonable effort expense;
           |X|     (b)    The subject annual report, semi-annual report,
                          transition report on Form 10-K, Form 20-F, 11-K, Form
                          N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           |_|            (c) The accountant's statement or other exhibit
                          required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


As previously announced by the registrant, Trading Cove Associates, a Connecticut general partnership in which the registrant is a 50% partner, has restated its historical financial statements. As a result, the registrant deemed it necessary to restate its consolidated financial statements for the year ended December 31, 2002, 2001 and 2000. The impact of this restatement is still being assessed by the registrant and as a result certain information and data relating to and necessary for the completion of the registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the registrant within the prescribed time period without unreasonable effort or expense.


PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

          Anne Robertson                  (954)               809-2000
  -------------------------------    ----------------    ---------------------
             (Name)                    (Area Code)        (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  |X|  Yes        |_|  No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                  |X|   Yes       |_|   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the six months ended June 30, 2003 has increased from the same period in 2002 primarily due to a $14.1 million loss on the early extinguishment of debt, which was recorded during the six months ended June 30, 2002. This loss resulted from the repurchase and redemption of the registrant's $200 million 9% Senior Subordinated Notes in June 2002. The registrant is still assessing the remaining impact of the restatement.

--------------------------------------------------------------------------------

                    Kerzner International North America, Inc.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                August 14, 2003
                    -------------------------------------

By                  /s/Anne Robertson
                    -------------------------------------

                    Anne Robertson
                    -------------------------------------

                    Senior Vice President
                    -------------------------------------

                    Chief Financial Officer
                    -------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


----------------------------------ATTENTION-------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
--------------------------------------------------------------------------------